



ₓION

18000615

~~ANNUAL AUDITED REPORT~~

# FORM X-17A-5
# PART III

SEC
Mail Processing
Section

SEC FILE NUMBER
8-65777

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 09 2018
Washington DC
406

REPORT FOR THE PERIOD BEGINNING_____01/01/17_____ AND ENDING_____12/31/17_____

(MM/DD/YY) ............................................................... (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FG CAPITAL LC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 FORSYTH BLVD., SUITE 750

(No. and Street)

| ST. LOUIS | MISSOURI | 63105-1820 |
|-----------|----------|------------|
| (City) | (State) | (Zip Code) |

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID B. MUELLER    314-862-8500

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MADDOCKHENSON PC

(Name – *if individual, state last, first, middle name*)

| 5353 S. LINDBERGH BLVD., SUITE 200 | ST. LOUIS | MISSOURI | 63126 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

DM

## OATH OR AFFIRMATION

I, __DAVID B. MUELLER__ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _FG CAPITAL LC_ , as of _DECEMBER 31, 2017_ , are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____ _DIRECTOR_ .
Notary Public                                        Title

DIANE L. SMITH
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: July 01, 2020
Commission Number: 12494015

This report ** contains (check all applicable boxes)

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._



# MADDOCK|HENSON
CERTIFIED PUBLIC ACCOUNTANTS

314.894.8400    888.272.0107    314.894.3377(fax)    5353 S. Lindbergh Blvd., Suite 200    St. Louis, MO 63126    www.maddockhenson.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
FG Capital LC
St. Louis, Missouri

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FG Capital LC (the Company), as of December 31, 2017, and the related statements of income, changes in member's equity, and changes in financial condition for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of FG Capital LC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of FG Capital LC's management. Our responsibility is to express an opinion on FG Capital LC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FG Capital LC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, required by Rule 17a-5 under the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of FG Capital LC's financial statements. The supplemental information is the responsibility of FG Capital LC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information

presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MaddockHenson PC

We have served as FG Capital's auditor since 2004.

St. Louis, Missouri

January 29, 2017

FG Capital LC
Statement of Financial Condition
December 31, 2017

ASSETS

| | |
|---|---|
| Cash | $ 34,899 |
| Total assets | $ 34,899 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Member's equity | $ 34,899 |
| Total liabilities and member's equity | $ 34,899 |

See notes to financial statements

FG Capital LC
Statement of Income
For the Year Ended December 31, 2017

| | |
|---|---|
| Revenue | $ - |
| | |
| Operating expenses | |
| Compensation to parent | 4,800 |
| Bank fees | 5 |
| Licenses and permits | 1,781 |
| Professional services | 4,725 |
| | 11,311 |
| Net (loss) | $ (11,311) |

FG Capital LC
Statement of Changes in Member's Equity
Year ended December 31, 2017

| | |
|---|---|
| Member's equity, beginning of year | $ 46,210 |
| Net income | (11,311) |
| Member's equity, end of year | $ 34,899 |

FG Capital LC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2017

Cash flows from operating activities:

| | |
|---|---:|
| Net (loss) | $ (11,311) |
| Adjustments to reconcile net (loss) to net cash (used) by operating activities: | |
| (Decrease) in due to parent | (4,713) |
| Net cash (used) by operating activities | (16,024) |
| Net (decrease) in cash | (16,024) |
| Cash, beginning | 50,923 |
| Cash, ending | $ 34,899 |

Supplemental cash flows disclosures:

| | |
|---|---:|
| Income tax payments | $      - |
| Interest payments | $      - |

See notes to financial statements

## NOTE 1. ORGANIZATION AND NATURE OF BUSINESSS

FG Capital LC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a single member Missouri Limited Liability Company that is wholly-owned by The Fortune Group LLC (Parent). The Company offers capital raising services to lower middle market companies through private placements to institutional investors on a best efforts basis. The Company does not affect the sale of municipal or government securities or debt of direct participation programs, nor will it affect resales or engage in secondary market trading of private placement securities. The Company does not maintain any client accounts.

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The Company's financial statements are prepared using the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which earned rather than when received and records expenses in the period in which incurred rather than when paid.

### Revenue Recognition

Revenues are generally recognized when realized or realizable, and when earned.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

The Company's taxable income or loss is reported on the income tax return of its Parent, which is treated as a partnership for income tax purposes. Consequently, no provision for income taxes is required in the accompanying financial statements.

### Statement of Changes in Financial Position

For purposes of the Statement of Changes in Financial Position, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

### Commitments and Contingencies

The Company is not involved in any arbitration or litigation as of January 29, 2018, the date the financial statements were available to be issued.

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Accounts receivable

The Company uses the allowance method to determine uncollectable accounts receivable. The allowance is based in whole or in part on past experience with the client, the number of days past due, and overall economic conditions. At December 31, 2017, there were no outstanding receivables.

## NOTE 3. RELATED PARTY TRANSACTIONS

### Administrative Services and Expense Funding Agreement

The Company has entered into an administrative services and expense funding agreement with its Parent, whereby the Parent agrees to provide accounting and administrative services to the Company and all expenses related to office facilities, communication services, general administrative and clerical support, and management services. Per the agreement, the Company pays the Parent $400 per month for administrative services provided.

The compensation expense to Parent for the year ended December 31, 2017 was $4,800. At December 31, 2017, the is no outstanding balance due to Parent.

## NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $34,899, which was $29,899 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to 1 as there are no outstanding liabilities.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934


As of December 31, 2017

Schedule I

FG Capital LC
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2017

Net capital

| | |
|---|---|
| Total member's equity | $ 34,899 |
| Net capital | $ 34,899 |

Aggregate indebtedness

Items included in statement of financial condition:

| | |
|---|---|
| Total aggregate indebtedness | $ - |

Computation of basic net capital requirement

| | |
|---|---|
| Minimum net capital required | $ - |
| Minimum dollar net capital requirement of reporting broker or dealer | 5,000 |
| Net capital requirement | $ 5,000 |

| | |
|---|---|
| Excess net capital | $ 29,899 |
| Excess net capital at 1,500 percent | $ 34,899 |
| Excess net capital at 1,000 percent | $ 34,899 |
| Ratio: Aggregate indebtedness to net capital | 0.00 to 1 |

Note 1. There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2017.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

Schedule II

FG Capital LC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

Credit balances

    Total credit items                             $   -

Debit balances

    Total debit items                              $   -

Required deposit                             None

Note 1. There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2017.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
FG Capital LC
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FG Capital LC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FG Capital LC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) FG Capital LC stated that FG Capital LC met the identified exemption provisions throughout the most recent fiscal year without exception. FG Capital LC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FG Capital LC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MaddockHenson PC
St. Louis, Missouri

January 29, 2018

# FG Capital LC
## Exemption Report

FG Capital LC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the current fiscal year without exception.

I, John H. Hull, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Compliance Officer

December 22, 2017